Exhibit 4.1

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 15, 2006 with respect to the audited financial statements of New Gold Inc. (formerly DRC Resources Corporation) (the “Company”) included in this Amendment No. 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission.

/s/ “De Visser Gray”
De Visser Gray
Chartered Accountants
Vancouver, British Columbia, Canada

September 11, 2006